EXHIBIT 7.1

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc. is a direct or indirect wholly-owned subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is a control person with respect to The Inland Group, Inc.  Partnership Ownership Corporation and Inland Advisory Services, Inc. are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation.